FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of March 2005
                                16 March 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Holding(s) in Company released on 16 March 2005


                       British Sky Broadcasting Group plc
                                (the "Company")

The Company announces that it received notification yesterday, pursuant to Part VI of the Companies Act 1985, from News Holdings Limited (formerly The News Corporation Limited) of Level 5, 2 Holt Street, Surry Hills, NSW, Australia confirming that it has ceased to be interested in any ordinary shares of British Sky Broadcasting Group plc.

News UK Nominees Limited, a subsidiary of News Corporation, retains its interest in 686,021,700 (36.26%) of the Company's ordinary shares of 50p each.

Enquires:

Dave Gormley
Company Secretary
Tel: 020 7705 3000

16 March 2005


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 16 March 2005                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary